OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:   3235-0145
Expires:      October 31, 1997
Estimated average burden
hours per form     14.90



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1   )*


                 SUNSHINE MINING & REFINING COMPANY
(Name of Issuer)


                 Common Stock, $.01 Par Value
(Title of Class of Securities)


                          867 833 105
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


              May 7, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

1

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

2

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the Following Pages)
Page 1 of 7 Pages

    SCHEDULE 13D

CUSIP No.   867 833 105


Page   2   of    7    Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Elliott Associates, L.P., a Delaware Limited Partnership


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
 X
3
    (b)

4



3
SEC USE ONLY


4
SOURCE OF FUNDS*
         00


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware



NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

  11,577,294


8
SHARED VOTING POWER

    0


9
SOLE DISPOSITIVE POWER

    11,577,294


10
SHARED DISPOSITIVE POWER

    0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,577,294


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

6



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.54%


14
TYPE OF REPORTING PERSON*

    PN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    SCHEDULE 13D

CUSIP No.   867 833 105


Page   3   of    7    Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Westgate International, L.P., a Cayman Islands Limited Partnership


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
 X
7
    (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
         00


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies



NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

    0


8
SHARED VOTING POWER

  8,133,718


9
SOLE DISPOSITIVE POWER

    0


10
SHARED DISPOSITIVE POWER

    8,133,718
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,133,718


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

10



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.19%


14
TYPE OF REPORTING PERSON*

    PN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    SCHEDULE 13D

CUSIP No.   867 833 105


Page   4   of    7     Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Martley International, Inc., a Delaware corporation


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
 X
11
    (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
         00


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware



NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH

7
SOLE VOTING POWER

    0


8
SHARED VOTING POWER

    8,133,718


9
SOLE DISPOSITIVE POWER

    0


10
SHARED DISPOSITIVE POWER

    8,133,718
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,133,718


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

14



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.19%


14
TYPE OF REPORTING PERSON*

    CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1_7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 3.  Source and Amount of Funds or Other Consideration

    The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

    SOURCE OF FUNDS

AMOUNT OF FUNDS
Margin accounts maintained at Merrill Lynch, Pierce, Fenner and Smith Inc. $6,882,961.82


    The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

    SOURCE OF FUNDS

AMOUNT OF FUNDS
Margin accounts maintained at Merrill Lynch, Pierce, Fenner and Smith Inc. $10,240,187.79

ITEM 5.  Interest in Securities of the Issuer

    (a) Elliott beneficially owns 1,388,400 warrants (5/22/01) exercisable into Common Stock, $7,995,000 8% Debentures which converts into 5,561,739 shares of Common Stock and 4,627,155 shares of Common Stock totalling 11,577,294 shares of Common Stock, representing 4.54% of the class of Common Stock. Westgate (and Martley, as investment manager) beneficially owns 672,200 warrants (5/22/01) exercisable into Common Stock, $6,840,000 8% Debentures which which converts into 4,758,261 shares of Common Stock and 2,703,257 shares of Common Stock totalling 8,133,718 shares of Common Stock, representing 3.19% of the class of Common Stock.

    (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

    Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

    (c) The following transactions were effected by Elliott during the past sixty (60) days:


DATE
SECURITY
AMOUNT BOUGHT (SOLD)
PRICE, EXCLUDING COMMISSION
TYPE OF TRANSACTION
04/01/97
Common Stock
26,100
$.875
Over-the-counter (in New York)
04/02/97
Common Stock
106,700
$.875
Over-the-counter (in New York)
04/11/97
Common Stock
135,900
$.875
Over-the-counter (in New York)
04/15/97
Common Stock
12,300
$.875
Over-the-counter (in New York)
04/16/97
Common Stock
48,600
$.875
Over-the-counter (in New York)
04/17/97
Common Stock
85,500
$.875
Over-the-counter (in New York)
04/21/97
Common Stock
7,000
$.875
Over-the-counter (in New York)
04/22/97
Common Stock
230,000
$.875
Over-the-counter (in New York)
04/28/97
Common Stock
500
$.813
Over-the-counter (in New York)
04/30/97
Common Stock
400
$.813
Over-the-counter (in New York)
05/02/97
Common Stock
21,500
$.813
Over-the-counter (in New York)
05/07/97
Common Stock
132,300
$.813
Over-the-counter (in New York)
    The following transactions were effected by Westgate during the past sixty
(60) days:

DATE
SECURITY
AMOUNT BOUGHT (SOLD)
PRICE, EXCLUDING COMMISSION
TYPE OF TRANSACTION
03/31/97
Common Stock
3,800
$.875
Over-the-counter (in New York)
04/01/97
Common Stock
35,900
$.875
Over-the-counter (in New York)
04/02/97
Common Stock
91,300
$.875
Over-the-counter (in New York)
04/11/97
Common Stock
116,100
$.875
Over-the-counter (in New York)
04/15/97
Common Stock
10,500
$.875
 Over-the-counter (in New York)
04/16/97
Common Stock
41,600
$.875
Over-the-counter (in New York)
04/17/97
Common Stock
73,200
$.875
Over-the-counter (in New York)
04/22/97
Common Stock
196,800
$.875
Over-the-counter (in New York)
05/02/97
Common Stock
18,500
$.813
Over-the-counter (in New York)
05/07/97
Common Stock
119,900
$.813
 Over-the-counter (in New York)
    (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

    No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

    (e)  Not applicable.

    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:   May 16, 1997                  ELLIOTT ASSOCIATES, L.P.


By:
              Paul E. Singer
              General Partner

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
      Investment Manager


    By:
              Paul E. Singer
              President

MARTLEY INTERNATIONAL, INC.


By:
              Paul E. Singer
              President